OMB APPROVAL

                                                          OMB Number:  3235-0145




                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549


                                     SCHEDULE 13G


                      Under the Securities Exchange Act of 1934
                           (Amendment No.       9       )*



                           Pioneer Financial Services, Inc.
                                   (Name of Issuer)

                       Common Stock, $1.00 par value per share
                            (Title of Class of Securities)

                                     723672 10 1
                                    (CUSIP Number)



          *The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



          CUSIP No. 723672 10 1



          1    NAME OF REPORTING PERSON
               S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        Peter W. Nauert
          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)

                                                                     (b)



               SEC USE ONLY

               CITIZENSHIP OR PLACE OF ORGANIZATION

                        United States Citizen

                                    5  SOLE VOTING POWER    1,701,164
               Number of
               Shares
                                    6  SHARED VOTING POWER      0
               Beneficially
               Owned By Each
               Reporting            7  SOLE DISPOSITIVE POWER    14.3%
               Person With

                                    8  SHARED DISPOSITIVE POWER   0


          9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        1,701,164
          10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES*



          11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                        14.3%

          12   TYPE OF REPORTING PERSON*

                        IN



     ITEM 1(A)      NAME OF ISSUER

                    Pioneer Financial Services, Inc.

     ITEM 1(B)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                    1750 East Golf Road
                    Schaumburg, Illinois 60173

     ITEM 2(A)      NAME OF PERSON FILING

                    Peter W. Nauert

     ITEM 2(B)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OF PIONEER LIFE AND PFS

                    1750 East Golf Road
                    Schaumburg, IL 60173

     ITEM 2(C)      CITIZENSHIP

                    United States

     ITEM 2(D)      TITLE OF CLASS OF SECURITIES

                    Common Stock, $1.00 par value per share

     ITEM 2(E)      CUSIP NUMBER

                    723672 10 1

     ITEM 3         NOT APPLICABLE

     ITEM 4         OWNERSHIP

                    (a)  Amount Beneficially Owned:

                         As of December 31, 1996, the number of shares of the issuer's Common Stock beneficially owned by Peter W. Nauert was 1,701,164 shares.

                    (b)  Percent of Class:

                         As of December 31, 1996, the percent of the class of the issuer's Common Stock beneficially owned by Peter
                         W. Nauert was 14.3% .

                    (c) The number of shares of the issuer's Common Stock as to which Peter W. Nauert has:

                         (i)       Sole power to vote or to direct the vote is:
                                   1,701,164;

                         (ii) Shares power to vote or to direct the vote is -0-;

                         (iii) Sole power to dispose or to direct the disposition is 1,701,164;

                         (iv) Shared power to dispose or to direct the disposition is -0-.

     ITEM 5         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                    Not Applicable

     ITEM 6         OWNERSHIP OR MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                    PERSON

                    Not Applicable

     ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                    Not Applicable

     ITEM 8         IDENTIFICATION AND CLASSIFICATION OF MEMBER OF THE GROUP

                    Not Applicable

     ITEM 9         NOTICE OF DISSOLUTION OF GROUP

                    Not Applicable

     ITEM 10        CERTIFICATION

                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


     SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date:  February 13, 1997.


                                        PIONEER FINANCIAL SERVICES, INC.


                                        /s/ Peter W. Nauert
                                        PETER W. NAUERT, CHAIRMAN & CEO



     Attention:     Intentional  misstatements or  omissions of  fact constitute
                    Federal Criminal violations (See 18 U.S.C. 1001).